July 30, 2025

Brad Tade
Chief Financial Officer & Treasurer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

       Re: ADMA Biologics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 18, 2025
           File No. 001-36728
Dear Brad Tade:

       We have reviewed your July 23, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 23,
2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68
Results of Operations, page 70

1.     Please address the following regarding your response to comment one.
From your
       recent earnings calls, it appears there has been a shift in the mix of your three Immune
       Globulin (IG) products over the last eight quarters. During these investor calls, you have been able to provide quantification of the shift between these respective IG products, the shift of which appears to be of significant interest to the investing community, especially leading up to and since the yield enhancement. As you noted
       in your response, for the years ended December 31, 2024, 2023 and 2022, the three IG
       Products represented 94%, 92% and 89%, respectively, of your total revenue.
       Accordingly, a breakout that presents all three IG products as a single unit, may not be
 July 30, 2025
Page 2

       as informative as one that separately quantifies each of them.
           Tell us how you specifically considered the guidance in Item 303(b)(2)(i) and (ii)
           of Regulation S-K in your analysis, since your IG products as a whole constitute substantially all of your revenue and there may be sales trends for each IG product within that group that warrant disclosure as seem to be referenced in your earnings calls.
           Further, in applying the guidance of ASC 280-10-50-40, an enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar. Please amplify your discussion of your application of ASC 280-10-50-
           40 to explain how you considered whether the concentration of substantially all your revenues being from only three IG products would warrant further disaggregation.
           As part of your response, please provide us with a sample breakdown of revenue from the three IG products for recent periods.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences